Mail Stop 3561

November 22, 2006

Donna M. Costello
Vice President and Controller
Sequa Corporation
200 Park Avenue
New York, New York 10166

    Re: Sequa Corporation
    File No. 1- 804
    Form 10-K: For the Year Ended December 31, 2005

Dear Ms. Costello:

    We have reviewed your November 7, 2006 correspondence and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," by December 15, 2006.

    Unless otherwise indicated, the following comments are in follow-up to your response to prior comment number two:

1. Please provide us a copy of the first contract identified in subparagraph (d). In addition, provide us schedules which support (i) the estimated contract value and (ii) the estimated fair value of services and parts to be provided under this contract. Finally, still with regard to the first contract, explain to us in further detail the reason for the significant disparity between the estimated contract value and the estimated fair value of the services and parts to be provided in the future. In this regard, the difference appears analogous to monopoly profits that should not exist in a competitive environment; page one of your Form 10-K states that the repair of commercial aircraft engines is a competitive business. While we note the three factors that you believe have contributed to the excess consideration you expect to receive from your MBTH and PBTH contracts, the mirror image of those factors, as they apply to you, would appear to imply that you would be required to offer a discount on the separate (individual) sales value of the services provided under the contracts – or at least not be able to command a significant

premium. For instance, you are (i) receiving a long-term contractual revenue stream, (ii) securing a critical customer relationship, and (iii) obtaining a predictable amount of work. As such, explain to us why the enormity of the difference between the estimated contract value and estimated fair value of services to be provided is not an indication that there are significant unidentified future deliverables.

2. Please explain to us in greater detail how you allocate fair value to undelivered items. Specifically, tell us whether you allocate fair value to undelivered items based on the price that you currently charge customers, or whether you increase the amount to reflect the price that you expect to charge in future periods. Please also explain to us the basis for your accounting.

3. You state in subparagraph (b) that consistent with paragraph 8 of EITF 00-21, Chromalloy reviews data on a quarterly basis and updates its contract models as required and at least annually. Please explain to us with greater specificity (i) the types of updates that are being implemented, (ii) the impact on your accounting from these updates, and (iii) the reason your accounting is appropriate. We note that paragraph 8 of EITF 00-21 only indicates that there should be a continuous evaluation of whether a deliverable is a separate unit of accounting. In addition, paragraph 10 of SOP 97-2, by analogy, states that the amount allocated to undelivered elements is not subject to later change. As part of your response, also provide us an analysis of the changes in estimates that have been made between your quarterly balance sheet dates for the past two years and most recent interim period. Please specifically address the reasons for the changes and types of changes, including any changes to the estimated number of services or types of services to be provided.

4. Please further explain to us the reason your application of paragraph 12 of EITF 00-21 is appropriate. We note that the difference between the total estimated fair value of repair and overhaul services and parts to be provided and the total estimated amount billable to the customer is allocated to each deliverable based on the relative fair value of the deliverable and is recognized upon delivery (the relative fair value method). However, there is an expectation inherent in EITF 00-21 that when customers purchase goods and / or services in a multiple-element arrangement, the price of the bundled arrangement contains a discount as compared to the total price that would be paid if each of the deliverables were purchased separately. Consequently, the relative fair value method may not be an appropriate method of allocation when a significant premium exists. Explain to us why you believe it is appropriate to apply the relative fair value method to your multiple-element arrangements.

5. Please refer to your response to prior comment number five included in your September 29, 2006 correspondence. Explain to us, on a separate basis, how you apply the guidance in paragraph 15 of EITF 00-21 to both your contracts that

contain and do not contain termination for convenience clauses. Based on your response, it is unclear how you have applied paragraph 15 to these contracts. Specifically, explain to us what amounts you consider yourself to be legally entitled as of a balance sheet date, and the basis for your conclusion. That is, tell us whether you consider yourself legally entitled to amounts for hours not yet flown. Please also address whether amounts for hours not yet flown are contingent revenue that may limit the amount of arrangement consideration otherwise allocable to a delivered item in accordance with paragraph 14 of EITF 00-21. As part of your response, tell us the amount of unbilled revenues that have been recorded as an asset as of both June 30, 2006 and December 31, 2005, and tell us the criteria for billing these amounts. Also, disclose in future filings the amount of unbilled accounts receivables that relate to these contracts. Please refer to Rule 5-02(3)(c) for further guidance regarding the disclosure requirements related to these contracts.

6. Please revise your "Significant Accounting Policies and Estimates" disclosure with regard to your accounting for MBTH and PBTH contracts as follows:

   - Include material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical measurements;
   - Provide greater insight into the quality and variability of information and address specifically why your estimates bear the risk of change;
   - Analyze the factors in arriving at your estimates including the accuracy of past estimates and whether current estimates are reasonably likely to change in the future; and
   - Provide quantitative disclosure on specific sensitivity to change for your estimates and assumptions.

   Please provide us your intended disclosure.

7. Please revise your revenue recognition policy to disclose with greater specificity how you account for your MBTH and PBTH contracts. Your expanded disclosures should provide information including, but not limited to:

   - A description of how you estimate the total revenues to be recognized and/or consideration to be received under your MBTH and PBTH contracts, as well as, the sources of any critical estimates such as your customers' estimated flight hours.
   - A description of how you estimate the total number of repair services, part replacements, or overhauls to be provided under your contracts, as well as, the sources of data used to make your estimates.
   - A description of how you estimate the fair value of the undelivered services to be provided under your contracts.

- A description of how you account for any amount of consideration expected to be received in excess of the estimated fair value of services that you expect to provide under your contracts.
- A description of how you account for unbilled receivables, including a discussion of how you determine whether you are entitled to such amounts.
- Any additional information necessary to provide a complete full understanding of your revenue recognition policies under your MBTH and PBTH contracts.

In addition, please revise any portions of your current disclosure that are inaccurate, such as your statement that revenue is recognized "based upon the estimated fair value of units shipped." Please provide us your intended disclosure.

8. Please explain to us how you are applying the guidance in paragraph 4 of EITF 00-21 with regard to the applicability of FTB 90-1 to your MBTH and PBTH arrangements.

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You may contact Jeffrey Sears at (202) 551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief